Correspondence

Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
  Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

January 21, 2011
Re: RJD Green, Inc.
Amendment No. 1 to Registration Statement on Form S-1 November 12, 2010
File No 333-170312

Dear Mr. Crispino and Ms. Haseley,

Please see the responses to your comments below:

Form S-1/A Registration Statement, filed November 12, 2010 General

1.	Please revise to include audited financial statements for your fiscal year ended August 31, 2010 and update related disclosures, accordingly, to comply with Rule 8-08 of Regulation S-x.

Completed.

2.
You do not appear to have provided information required by Items 401, 403, 504 and 511of Regulation S-K. With your next amendment, please revise your disclosure to provide the foregoing information, or advise.

We have added the following sections:

USE OF PROCEEDS

The selling stockholders are selling shares of common stock covered by this prospectus for their own account. We will not receive any of the proceeds from the resale of these shares. We have agreed to bear the expenses relating to the registration of the shares for the selling security holders.

LEGAL PROCEEDINGS

We may from time to time be involved in routine legal matters incidental to our business; however, at this point in time we are currently not involved in any litigation, nor are we aware of any threatened or impending litigation.

DIRECTOR, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The members of our Board of Directors serve, without compensation, until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. At present, Yao Sun is our sole officer and director. Information as to the director and executive officer is as follows:

Name	Age	Title
Robert Kepe	33	President, Secretary/Treasurer, Director

Duties, Responsibilities and Experience

Robert Kepe, President, Secretary/Treasurer, Director and founder of RJD Green, Inc. from inception to present. Robert Kepe began his entrepreneurial career by using OPM to open up his first restaurant, at the age of 18, as the youngest franchisee in the brand’s history, and managed the business to become one of the top grossing stores in the franchise. Robert went on to open other locations and procured the development rights to his key market region.

In the seven years while he owned the restaurants, Mr. Kepe also began his Real Estate investing career. Since then, Robert has been at the top positions of several real estate investment firms he has principled and has enjoyed the following titles of professions: CEO, CFO, treasurer, director, custom home builder, property retailer, property wholesaler, property manager and entrepreneur. Robert Kepe brings more than 10 years experience in creative and conventional real estate acquisition, management, and disposition.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date of this prospectus, and as adjusted giving effect to the sale of 705,000 shares of common stock in this offering, relating to the beneficial ownership of our common stock by those persons known to us to beneficially own more than 5% of our capital stock, by our director and executive officer, and by all of our directors, proposed directors and executive officers as a group.

1.) The address of each shareholder is care of RJD Green, Inc. 1560-1 Newbury Rd. #514
                   Newbury Park, CA 91324,unless otherwise stated.
2.) 1,000 of these shares are held by Mary Kepe, Mr. Kepe’s wife.

“Beneficial ownership” means the sole or shared power to vote or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., thepower to dispose of or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have “beneficial ownership” of any security that such person has the right to acquire within 60 days from the date of this prospectus.

Calculation of Registration Fee

3.
Your fee table does not appear to bein conformity with Form S-1. Certain columns have been omitted and your footnotes do not tie to the information presented in the table. Please revise your fee table accordingly.

We have updated the table to read as follows:

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (2)

Common Stock not yet issued, par value $.01	705,000	$0.15	$105,750	$7.54
Total	705,000	$0.15	$105,750	$7.54

(1) Registration fee has been paid via Fedwire.

(2)  Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

Cover Page

4.
Information presented on the cover page should be limited to the information specified in Item 501(b) of Regulation S-K. Accordingly, please remove from the cover page all information not required, such as the information pertaining to historical private placements, future equity offerings and commentary on the benefits of being a reporting company. In revising your cover page, take care to avoid repetitive disclosure. Also, as the OTC Bulletin Board is not an exchange, please modify the statement appearing in the second paragraph and on page 2 that your shares will trade at a fixed price until they are traded on the OTC Bulletin Board or "another" exchange.

We have removed repetitive disclosures and revised our description of the OTCBB.

5
You indicate that "securities sold in this offering can only be resold through registration" or certain exemptions from registration. However, when this registration statement is declared effective, further registration of such shares prior to resale would not appear necessary. Please adviseor revise your disclosure to eliminate such statement.

We have eliminated the statement.

6.	Your cover page continues to state that the prospectus is dated November 1 subject to completion. Please update this disclosure as appropriate in future amendments.

We have updated it to the current date.

7.	Please state prominently on the cover page of your prospectus that your auditors have issued a going concern opinion.

We have added the following:

Our independent registered public accounting firm included an explanatory paragraph in the report on our 2010 financial statements related to the uncertainty in our ability to continue as a going concern.

Prospectus Summary General

8.
Please revise your disclosure as appropriate to convey to investors with clarity the status of your business development and objective of your business—what has been accomplished, what remains to be accomplished for you to develop a website and/or products and generate revenues, and any material obstacles or uncertainties that may preclude completion of product development and ultimate achievement of the company's business plan. Ensure that your disclosure conveys consistently throughout your document the status of your business activities, including the purpose of your business and a clear description of your proposed product offerings. In this regard we note inconsistencies regarding the main objective of your business (i.e. whether the focus is an "online sustainable building material and alternative energy marketing company," an "interne marketplace destination for exotic used vehicle buying and selling" or "an online directory for facilitating transactions between retailers and petroleum makers andconsumers of ethanol associated fuels"). This comment also applies to your Business section.

We have made numerous revisions throughout the document to clearly state our business plan.

9.
You indicate that the company will require additional funding and that you plan on conducting a second equity offering in 2010. However, such offering does not appear to be specifically contemplated in Management's Discussion and Analysis. Please advise. Please also ensure that the proposed material terms of such offering, if known, are discussed. Also, please add a risk factor that addresses the possibility that a second offering may not be completed or that sufficient proceeds may not be raised.

We currently not planning a second offering, but if we do will update the Registration Statement accordingly. Right now, it is the intent of our sole officer and director to finance the Company’s needs. We did add the following risk factor per comment 15.

We are not raising any money in this offering and thus may be in worse financial condition once we are effective.

Unless we are able to obtain a loan or find additional financing, we may be in worse financial condition than our current condition. We are obligated to pay $16,210 in offering expenses and thus, may carry this amount as a liability at the conclusion of this offering.

Operating History

10.
You indicate that you hope to "continue to generate multiple revenue streams from various advertising services on [your] site." We note, however, that as of the date of filing, your website does not appear operational, and you have generated no revenue. Please revise your disclosure accordingly and take care to ensure that the current status of your business is conveyed consistently throughout the registration statement.

We have revised the filing throughout to state this, notably to comply with comment #12, we added the following:

Prospective investors should be aware that the company has not yet developed its website or any products and that substantial development work will be required to develop them.

Future Assets Growth

11.	Please revise the statement in this section that the company had net income for the period ended June 30, 2010 or explain the source of such income since you currently have no operations.

We have updated this to read that the company has had a net loss in the most recent period.

Risk Factors General
_
12.
Please insert a paragraph at the beginning of your discussion of Risk Factors on page 4 that alerts investors to the fact that the company has not yet developed its website or any products and that substantial additional development work will be required to develop them.

We added the following language:

Prospective investors should be aware that the company has not yet developed its website or any products and that substantial development work will be required to develop them.

13.
Please include a risk factor alerting investors that until your common stock is registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. In the risk factor, explain how the reporting obligations of a Section 15(d) filer vary from those imposed on fully reporting entities. Please make corresponding revisions to the discussion of your reporting obligations in the Reports to Stockholders discussion on page 20.

We added the following risk factor:

Until our common stock is registered under the Exchange Act, we will not be a fully reporting company.

We are not yet a registered company and will not be so until this S-1 is effective. Until then we will only be subject to the reporting requirements imposed by Section 15(d) of the Exchange Act. Under this we are not obligated to report under the Section 13 until we are effective including 10q’s and 10k’s. We need to only to provide supplementary information to this registration statement.

We edited the Reports to Stockholders discussion to read as follows:

Upon the effectiveness of this S-1 registration statement, we will be subject to the requirements of Section 13(a) under the Exchange Act, which requires us to file annual reports on Form 10-K (or any successor form), quarterly reports on Form 10-Q (or any successor form), and current reports on Form 8-K, and we will be required to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(g) of the Exchange Act.

All of our reports can be reviewed through the SEC’s Electronic Data Gathering Analysis and Retrieval System (EDGAR) which is publicly available through the SEC’s website (http://www.sec.gov).

14.
You indicate on the cover page that the company is considered a shell company pursuant to Rule 405 of Regulation C. Please advise how you reached that conclusion and what consideration you gave to disclosing any attendant risks to investors and/or implications of the company’s shell status.

We added the following information:

We may be considered a shell company under Rule 405 of Regulation C as we have nominal assets and nominal operations.

We only have cash as assets as of the date of this registration statement and have not yet developed our website. Thus our operations may be considered “nominal.” Because of this, Rule 144(i)(1) prohibits the use of the rule for sales of restricted stock and stock held by affiliates into the public market if the issuing company is now or ever has been a “shell company”, unless the requirements of Rule 144(i)(2) are satisfied.

15.
Please insert a risk factor addressing the fact that the company is not raising any money in this offering, but has agreed to pay offering expenses estimated at $16,210, which exceeds the company's current assets. Accordingly, we would expect such risk factor to alert investors to the fact that post-offering the company may be in worse financial condition than it was prior to commencement of the offering.

The following risk factor was added:

We are not raising any money in this offering and thus may be in worse financial condition once we are effective.

Unless we are able to obtain a loan or find additional financing, we may be in worse financial condition than our current condition. We are obligated to pay $16,210 in offering expenses and thus, may carry this amount as a liability at the conclusion of this offering.

"Mr. Kepe is involved with other businesses, _", page 4

16.
You indicate that Mr. Kepe is currently involved in other businesses. Please revise this risk factor to discuss whether Mr. Kepe faces any conflicts of interest as a result of his involvement in these other businesses, such as in allocating business opportunities between the company and the other businesses. If so, address how such conflicts will be resolved.

We have added the following to the risk factor:
Although Mr. Kepe faces time devotion conflicts, none of any of Mr. Kepe’s other businesses present conflicts of interests with the Company and Mr. Kepe will not be faced with choosing to allocate business opportunities between the Company and Mr. Kepe’s other companies.

“Because of Market Pressures from Competitors….”

17.
You note that your ability to compete will depend in part on market acceptance of new solutions and enhancements developed by the company. Yet your Business section does not appear to specifically discuss any proposed products or solutions. Please revise your disclosure where appropriate to address the foregoing.

We have added the following:

We are looking to develop an online marketplace of green building product providers and services. We look to develop an online database which consumers can search by location, price, and other factors such as material. We hope that these features will set us apart from competition.

We have updated our Business Description and other sections to be clear on our objectives and plans.

"We will require additional funding…”

18.	You state that "this offering, if successful, will only enable [you] to commence a modest website." Since you are not receiving any proceeds from this offering, please revise this statement.

We have updated it to read:

After this offering, we will only be able to build a modest website. We will use current assets to assist us in further developing our initial business operations, including the enhancement of our website; however will not be sufficient to allow us to expand our business meaningfully.

The final sentence was deleted.

Selling Holders, page 7

19.
We note that certain selling stockholders appear on the selling stockholder table twice. Please present each selling stockholder on one line in the table and aggregate all shares held by such selling stockholder. Also, several of the selling stockholders appear to be related. ?lease note that a person is generally regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children. See SEC Release 33-4S19. Please confirm that the table accurately reflects all of the shares beneficially owned by each of the selling stockholders. Refer to Rule 13d-3 under the Exchange Act.

We have updated this accordingly.

20.	Please clarify the meaning and purpose of footnote 5 to the selling stockholder table.

The footnotes have been adjusted to be appropriate:

(1)	Alliance Real Estate is solely owned by our sole officer and director Robert Kepe.

(2)	Mary Kepe is the wife of Robert Kepeand hence, the shares held by Mary Kepe are beneficially owned by Robert Kepe.

(3)	Robert Kepe is our sole officer and director.

(4)	These shareholders are the in-laws of our sole officer and director, Robert Kepe.

(5)	Winchester Investments, LLC is managed by David Utley.

Plan of Distribution

21.
You indicate here that selling security holders may resell the shares being registered at a price of $0.02 per share, whereas elsewhere in your registration statement you indicatethat the sales price is. $0.15per share. Please revise your disclosure to ensure that the sales price is conveyed consistently throughout the prospectus.

This has been revised accordingly.

Description of Business, page 12

22.
Your Business section disclosure does not provide clear and meaningful information about how you intend to grow the business, nor have you provided sufficient detail regarding how you intend to identify and solicit customers interested in advertising on your website. Please revise the Business section to provide a more complete overview of your business plan in an organized fashion, addressing any identified milestones, and a description of what you have accomplished to date and what remains to be accomplished to develop a viable and sustainable business, including your expected time table and any known material expenses which you expect to incur. In this regard we note that you discuss various proposed features arid applications of your website, but fail to describe how and when such functionality will be obtained.

We have revised this section throughout. Most notably, we added the following timetable:

Milestones

To date, we have organized our company and obtained the domain www.rjdgreen.com. Other than this, we have not accomplished any other milestones. Below is an outline of the milestones we expect to reach in the next 12 months.

We are currently researching software platforms on which to develop our website. We are also researching whether we will use American or foreign developers. Foreign web developers have the advantage of being more affordable, but possible communication barriers may not make this the most efficient choice. We will look to outsourcing websites such as ODESK.com for potential foreign developer candidates.

March 2011 – identify web developers to develop a database that will be searchable by geography, price, services, and materials. This will be the main portion of our website and essential for selling advertising space. We expect this development portion to be the most costly in the implementation of our business plan, but not to exceed $10,000.

April 2011 – Develop a price list for premium listings and banner advertising on the site.

May 2011 – invite vendors to populate the database with their information, products, service areas, and other pertinent information. Listing in the database will be free, but premium listings and other advertising on the website such as banner advertising and featured vendors will generate revenues for the Company.

June 2011 – Develop content for the website such as articles, manuals, and blogs that would be of interest to the green building material consumer. These articles may also include information on “green cities” and areas. Some articles may also address government incentives for using green building materials and sustainable products. We will also use RSS feeds to provide content to our website. RSS (most commonly expanded as Really Simple Syndication) is a family of web feed formats used to publish frequently updated works—such as blog entries, news headlines, audio, and video—in a standardized format. An RSS document (which is called a "feed", "web feed” or "channel") includes full or summarized text, plus metadata such as publishing dates and authorship. Web feeds benefit publishers by letting them syndicate content automatically. They benefit readers who want to subscribe to timely updates from favored websites or to aggregate feeds from many sites into one place. RSS feeds can be read using software called an "RSS reader", "feed reader", or "aggregator", which can be web-based, desktop-based, or mobile-device-based. A standardized XML file format allows the information to be published once and viewed by many different programs. The user subscribes to a feed by entering into the reader the feed's URI or by clicking a feed icon in a web browser that initiates the subscription process. The RSS reader checks the user's subscribed feeds regularly for new work, downloads any updates that it finds, and provides a user interface to monitor and read the feeds. RSS allows users to avoid manually inspecting all of the websites they are interested in, and instead subscribe to websites such that all new content is pushed onto their browsers when it becomes available. We will also provide our content via RSS feeds to drive additional traffic to our site.

Ongoing, 2011 - we plan to deploy the website by back-linking, search engine optimization, and other various marketing methods. In basic link terminology, a backlink is any link received by a web node (web page, directory, website, or top level domain) from another web node. Backlinks are also known as incoming links,inbound links, inlinks, and inward links. Search engine optimization (SEO) is the process of improving the visibility of a website or a web page in search engines via the "natural" or un-paid ("organic" or "algorithmic") search results. Other forms of search engine marketing (SEM) target paid listings. In general, the earlier (or higher on the page), and more frequently a site appears in the search results list, the more visitors it will receive from the search engine. SEO may target different kinds of search, including image search, local search, video search and industry-specific vertical search engines. This gives a website web presence.

Once our website is fully operational, we intend to use other forms of marketing and advertising to drive traffic to our site via direct mail and opt-in email campaigns. Throughout the year, we will continuously update our website with new educational information and blog postings for our visitors.

September 2011 – We expect that we will make use of Google Adsense until we are able to sell all of the available ad space on our web site (which may be never. We may always utilize the services of Google Adsense.) We will be paid for displaying targeted Google ads on our site. We will be able to customize these ads to match our site’s look and feel. Adsense will allow us to track our success online. We will also look to use the services of affinityclick.com   and simply.com. We hope to only use these services, however, until the end of September 2011 at which time we hope be selling all spaces on our site ourselves without the middle man costs of these outside services.

December 2011 – Development of “live” events and conferences where industry experts will be invited to speak on green technology and resources that effect the real estate industry in 2012. Vendors will be invited (for a price) to come and showcase their services and products to consumers of such products and services. This portion of our business has not been fully researched or developed as we are currently concentrating on the development and planning of our core business, our website.

23.
Please review the timing described in your Business section to ensure that all plans and descriptions of the company's business are accurate and current. In this regard, we note that you indicate on page 13 that you expect to have a fully developed website during the second quarter of 2010 and that you expect to generate revenues in the third quarter of 2010. We further note that you state that a preliminary website has been developed.However, as of the date of this letter, the only functioning page on www.rjdgreen.corn says "coming soon."

We have updated the Business description throughout.

Competition, page 18

24.
Please advise what consideration you gave to discussing how your lack of revenue, undeveloped website products and general financial condition limit your ability to compete against other websites offering similar content.

We have updated this section to read as follows:

We will compete against a variety of websites offering similar content.  Barriers to entry on the Internet are relatively low; however, most other websites do not currently offer our proposed unique blend of product provider listings, green products and services and relevant content offerings. We anticipate facing significant competition in the future from new websites that offer the same emphasis on environmentally responsible building and services and existing websites that introduce competing services. We currently do not have a developed website nor are we generating any revenues, thus we do not effectively compete with those sites that may someday, be our competition. We also lack financial resources that limit our ability to compete against other websites offering similar content.

Employees, page 21

25.
Youindicate that you have one part time employee who is involved in other business activities. Please revise your disclosure to discuss in this section the other projects and business activities that currently occupy Mr. Kepe's time.

22.

We have updated this section with the following:

Other than the activities related to the Company, Mr. Kepe is the principal in multiple companies that invest in real estate, specifically single family residences. Mr. Kepe is actively involved in purchasing, rehabbing, and reselling single family properties.

Management's Discussion and Analysis of Financial Condition Background Overview, page 20

12/08/2010 18:60 FAX 20277282102007/010
26
Please expand your discussion to provide detailed information regarding your plan of operations over the next twelve-month period, including when you expect to begin generating revenues. You should address how your business goals and objectives will change based on your ability or inability to raise additional capital. Currently your proposed activities and marketing plan are not described with sufficient clarity to provide a meaningful basis for your assertion that revenue is reasonably possible. Further, discuss each of your planned activities and each material event or step required to pursue each of your planned activities. To the extent you discuss future plans, such as hiring consultants, developing your website and completing a database, the discussion should be balanced to include time frames for implementing such plans, anticipated costs, and any uncertainties or obstacles involved before the planned operations can commence.

We have updated this section with the following information:

In the next 12 months we plan to take the following steps:

•           Hire web developers to develop our database driven website. We may look to overseas developers to save on costs. We believe this will be the most expensive aspect of our business and will cost us no more than $10,000 to fully develop our website and deploy it. We believe once the site is fully developed we will be able to immediately start generating revenues.

•           Once the database portion of our website is developed and functional, we will invite green building product and services providers to populate the database with their information including location, products, prices, and other general, searchable information.

•           In the second quarter of 2011, once our site is fully developed, we expect to start reaching out to vendors of products and services to offer them premium listings and banner advertising opportunities.

•           While we are attempting to sell ad space on our site, we will use the services of Google Adsense, infinityclick.com, and simply.com for the purposes of generating revenue. (See our “Description of Business” for more information)

• We expect to start generating minimal revenues by the end of the second quarter of 2011.
• We will most likely look to our sole officer and director for additional capital in the form of a loan.

•           Once our website is fully developed (expected at the beginning to mid 2nd quarter of 2011), we will begin developing content for our website to drive traffic to the website. Such content may include blogs, articles, videos and other sources of information for the green building material and service consumer.

We will utilize backlinking and SEO (see “Description of Business”) to drive additional traffic to our website. We will most likely utilize the services of overseas service providers via a site such as odesk.com as this is a more affordable solution.

• We will look to trade ads with other websites that are complementary to our site in order to market our site and services.

•           By the end of 2011, we will look to developing other sources of revenue other than our website in 2012 such as trade conferences and seminar where providers of such green building products and services will be able to showcase their products and services.

27.
You indicate that 'sales revenue and small amounts of equity" will be sufficient to fund planned operations for the next twelve months. Yet, until the website is completed, it is not clear how the company intends to generate revenue. Also, the company does not appear to have any current or certain plans to raise additional funds. Please revise your disclosure to address how the company plans to fund operations and pay for costs associated with this offering and of being a public reporting company.

We have updated this section to reflect the following:

We may sell additional shares in a private offering or other offering if we are unable to obtain funds from another source such as a shareholder loan.

Results of Operations

28.
Please advise what consideration you gave to the requirements of Item 303(a)(3)(ii) of Regulation S-K. In particular, we would expect to see discussion of the legal and accounting expenses you will expect to regularly incur upon becoming a public company and the impact such expenses will have on your results of operations.

We added the following:

We expect to incur the normal expenses related to being a public company such as accounting and legal costs. We may drain all available financial resources to pay for such costs depending on our operations and costs. To date, our attorney has provided services in exchange for a nominal fee, but there is no guarantee that this will continue and thus, we may be financial distressed because of the costs associated with being a public company. We will also incur fees for audits and reviews so that we can file the proper 10q’s and 10k’s. As we begin to generate revenues, realize expenses, and acquire assets, it is possible that the costs related with being a public company will increase.

Liquidity and Capital Resources, page 21

29.
Please revise your disclosure to state, if true, that Mr. Kepe has no obligation to loan additional funds to the company or to pay for costs associated with this offering. Supplementally enhance your disclosure to address how the company intends to handle its liquidity needs if additional funding, from Mr. Kepe or otherwise, is not available.

We have added the following:

If Mr. Kepe is unable to lend additional funds to the Company in the event that Company needs additional funds, we may need to deploy a plan to sell additional shares or look to a third party to lend funds to the Company. If the Company is to borrow funds from a third party, the terms and conditions of such a loan will most likely not be on terms as favorable as the terms offered by Mr. Kepe in the past. If we are unable to address our liquidity issues, there is a great chance that the Company will not have adequate funding to continue its business plan and will thus, fail.

We will require as much as $10,000 in order to develop and deploy our website so that it may start generating revenues. We currently only have $1,812. Therefore, the cash currently available to us may not enable us to develop the site. If we are to generate revenues prior to needing any additional funding, we will immediately reinvest such revenues into further development our site and deployment of our business plan.

30.
Please revise your disclosure to clarify whether your planned operations during the next twelve months are expected to require additional funding, and if so, state the minimumamount of required funding. To the extent you perceive a deficiency in currently available or contractually committed funds for funding operations during the next twelve months, state the minimum period of planned operations that the currently available and contractually committed funds will enable you to fund.

Please see our response to comment #29 which also answers this comment #30.

Executive Compensation, page 23

31.
On page 21, you indicate that the company issued Mr. Kepe 275,000 shares in exchange for his services, yet this compensation is not reflected in your Summary Compensation Table. Please revise your disclosure to include this compensation or advise. Refer to Item 402(n) of Regulation S-K.

We have updated the table.

Part II. Information Not Required in Prospectus

32.	Your numbering of subsections does not conform to Part II of Form S-1 Please revise as appropriate.

We have updated this appropriately.

Item 24. Indemnification of Directors and Officers

33.
We note your lengthy and verbatim recitation of text from the Nevada Revised Statutes. Please revise such disclosure to avoid long and complicated summaries replete with legal terminology and provide instead a clear and concise summary of the general effect of any statute, charter provisions, bylaws, contract or other arrangements under which the company's directors and officers are insured or indemnified, as required pursuant to Item 702 of Regulation S-K and in an understandable manner to conform with the requirements of Rule 421(b) of the Securities Act of 1933.

Our officers and directors are indemnified as provided by the Nevada Statutes and our Bylaws.

Under the governing Nevada statutes, director immunity from liability to a company or its shareholders for monetary liabilities applies automatically unless it is specifically limited by a company's articles of incorporation.  Our articles of incorporation do not contain any limiting language regarding director immunity from liability.  Excepted from this immunity are:

1.  A willful failure to deal fairly with the company or its shareholders in connection with a matter in which the director has a material conflict of interest;

2.  A violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful);

3.  A transaction from which the director derived an improper personal profit; and

4.Willful misconduct.

Our bylaws provide that we will indemnify our directors and officers to the fullest extent not prohibited by Nevada law; provided, however, that we may modify the extent of such indemnification by individual contracts with our directors and officers; and, provided, further, that we shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless:

1.  Such indemnification is expressly required to be made by law;

2.  The proceeding was authorized by our Board of Directors;

3.  Such indemnification is provided by us, in our sole discretion, pursuant to the powers vested in us under Nevada law; or;

4.  Such indemnification is required to be made pursuant to the bylaws.

Our bylaws provide that we will advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer, of the company, or is or was serving at the request of the company as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under our bylaws or otherwise.

Our bylaws provide that no advance shall be made by us to an officer of the Company, except by reason of the fact that such officer is or was a director of the company in which event this paragraph shall not apply, in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made: (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding; or (b) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the company.

Item 26. Recent Sales of Unregistered Securities

34.
Please revise your disclosure to briefly state the material terms of each transaction disclosed, and the facts relied upon to make the exemption noted available. Refer to Item 701of Regulation S-K in this regard we note that you do not appear to have provided a purchase price for the July 2010 issuance or a date for the purchase by Mr. Kepe of 100,000 shares of common stock at $0.01 per share or the issuance of 300,000 shares for total consideration of $16,000. Further, please clarify which sales were conducted in reliance upon the exemption under Regulation D and which were conducted in reliance upon Regulation S. To the extent you relied upon Regulation D, please advise how you determined such reliance to be appropriate given that the company does not appear to have filed a Form D. Additionally, you appear to only have addressed transactions relating to the aggregate sale of 675,000 shares of common stock, although 705,000 shares are currently outstanding.

We have filed a FORM D.

We have also updated this section to read as follows:

On October 20, 2009 Alliance Real Estate Development purchased 200,000 shares at $.01 per share. On May 24, 2010, Robert Kepe purchased 100,000 shares at $.01. Mr. Kepe and Alliance have provided services, real estate, and resources to the company.

The foregoing purchase and sale to this sophisticated person (officer and director) who had superior access to all corporate and financial information were exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) on the basis that the transaction did not involve a public offering.

Additionally, 130,000 shares were issued to various persons for consideration totaling $13,000 in reliance on the exemption under Rule 505 of Regulation D of the Securities Act of 1933 and in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended (the “Act”). These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, the shareholder had the necessary investment intent as required by Section 4(2) since she agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.

All investors received a Private Placement Memorandum dated April 20, 2010. All investors had a previous existing relationship with the issuer, were apprised of all the risks, and provided a completed subscription agreement.

Item 28. Undertakings

35.
We note that you have included twice the undertaking specified in Item 512(a)(6) of Regulation S-K, which refers to primary offerings of securities by an issuer. However, this undertaking does not appear to apply to this offering. Please advise or revise your disclosure to remove the undertaking. Also, we note the paragraph in this section beginning "Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934..." Please advise us as to why you have included this statement.

We removed the undertaking.

Financial Statements

Statement of Operations, F-3

36.	Revise to present earnings per share amounts for net income pursuant to ASC 260-10-45-2. Refer to ASC 260-10-15-2.

Revised.

Thank you for your attention.

Sincerely,

/s/ Jillian Sidoti
Counsel